

June 2, 2021

W. Troy Rudd
Chief Executive Officer
AECOM
300 South Grand Avenue, 9th Floor
Los Angeles, California 90071

> **Re: AECOM**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed November 19, 2020**
> **Form 10-Q for the Fiscal Period Ended December 31, 2020**
> **Filed February 10, 2021**
> **Form 8-K**
> **Filed February 8, 2021**
> **File No. 000-52423**

Dear Mr. Rudd:

We have reviewed your April 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2021 letter.

Form 10-Q for the Fiscal Period Ended December 31, 2020

Consolidated Statements of Cash Flows, page 5

1. We note your response to prior comment 1. Please explain to us why the sale of your power construction business resulted in a cash outflow by you. We note the cash outflow from the sale of discontinued operations increased to approximately $260 million for the six months ended March 31, 2021 from $90 million for the three months ended December 31, 2020

Form 8-K Furnished February 8, 2021, page 10

2.     Refer to your response to prior comment 3.  It is unclear from your response if you intend to provide a revenue measure or a margin measure.  If you intend to provide a revenue measure, you may not deduct costs from a GAAP revenue amount to arrive at a net revenue amount pursuant to Question 100.04 of staff's "Non-GAAP Financial Measures" Compliance and Disclosure Interpretations.  If you intend to provide a margin measure, it appears the comparable GAAP measure to which it should be reconciled pursuant to Item 10(e)(1)(i)(B) of Regulation S-K is " gross profit."  Please clarify your intention and revise your presentation as appropriate.  Provide us with a copy of your intended revised presentation.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services